FOSTER'S
GROUP

ASX RELEASE

SUPPL

The following release was made to the Australian Securities Exchange Limited today:

"FINANCIAL UPDATE AND RESIGNATION OF CHIEF EXECUTIVE OFFICER"

Released: 10 June 2008

Pages: 5

(including this page)

FILE NO: 082-01711

Fosters Brewing

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FOSTER'S
GROUP

10 June 2008

FINANCIAL UPDATE AND RESIGNATION OF CHIEF EXECUTIVE OFFICER

Foster's Group Limited (Foster's) today announced a revised fiscal 2008 earnings outlook, a non-cash write down to wine asset carrying values and a strategic review of the global wine business. The Foster's Board has also accepted the resignation of Chief Executive Officer, Trevor O'Hoy.

Trading update

Foster's currently expects fiscal 2008 net profit after tax before significant items and SGARA to be between $700 million and $715 million. Earnings per share before significant items and SGARA is expected to be between 36.2 cents and 36.9 cents. Constant currency earnings per share growth is expected to be between 5% and 7%, which is below previous guidance of approximately 10% growth.

In the second half, business performance has been impacted by continuing disappointing results from wine in the Americas and slower revenue growth in Australia.

In the Americas, initiatives implemented in the third quarter are showing some early signs of improvement, however, traction is slower than desired and overall performance remains below expectations. This is to a large extent due to the slowing US economy and the ongoing pressure on the Australian wine category resulting from the continued strength of the Australian dollar. In response, Foster's is working closely with our US distributor partners and will reduce the level of distributor inventories at year end by approximately 1.4 million cases compared to the prior period.

We continue to expect solid second half EBITS growth in Foster's Australia, Asia and Pacific (AAP) region, however, volume and net sales revenue growth has slowed.

The Europe, Middle East and Africa (EMEA) region continues to perform to expectations in spite of challenging economic and market conditions.

Asset impairment charges

Foster's expects to report a non-cash impairment charge of $600 million to $700 million ($511 million to $590 million after tax) to the carrying value of its global wine assets.

An impairment charge of $430 million to $480 million ($341 million to $370 million after tax) is expected to be recognised in the America's cash generating unit (CGU).

77 Southbank Boulevard Southbank Victoria 3006 Australia GPO Box 753 Melbourne Victoria 3001
Tel 61 3 9633 2000 Fax 61 3 9633 2002 Foster's Group Limited ABN 49 007 620 886 www.fostersgroup.com

This reflects a reduction in forecast sales of Californian sourced wines following the deterioration in performance over the past 12 months.

Foster's primary segment reporting is based on its geographic operating structure. In fiscal 2008, Foster's will introduce secondary segment reporting along product lines and as a result, an AAP beer, cider and spirits (BCS) and an AAP wine CGU have been tested for impairment. In accordance with AASB114 Segment Reporting, Southcorp acquisition goodwill has been allocated between the two AAP CGUs.

Total Southcorp acquisition goodwill was $1.6 billion of which $1 billion has been allocated to the AAP wine CGU and $0.6 billion allocated to the AAP BCS CGU. The allocation of Southcorp acquisition goodwill to the AAP BCS CGU reflects a portion of Southcorp integration synergies expected in the AAP region from integrating the BCS and wine route to markets, back office and logistics/warehousing activities.

For impairment testing purposes, wine brands and earnings are allocated to the region in which production assets are located.

The prevailing AUD/USD rate at the time of the Southcorp acquisition was $0.76. The appreciation in the Australian dollar has had a significant impact on the Australian wine category in export markets over that time.

An impairment charge of $170 million to $220 million (nil tax) is expected to be recognised in the AAP Wine CGU reflecting the negative impact of exchange rate movements and a reduction in forecast global sales of Australian wine. Exchange rates have moved significantly since the close of both fiscal 2007 and the first half of fiscal 2008.

Surplus bulk wine write down

Foster's also expects to report a $70 million ($49 million after tax) non-cash write down to surplus Australian bulk wine inventories. Foster's surplus Australian wine inventory reflects a higher than anticipated intake from the Australian 2008 vintage, lower than anticipated sales in fiscal 2008 and the impact of currency on the global demand for Australian wine.

Strategic wine review

Following continued disappointing returns, in April 2008 management instituted a broad ranging review of Foster's global wine strategy and operations. The wine review has been endorsed by Foster's Board and will be overseen by the Chairman.

The review includes a comprehensive analysis of the wine markets and segments in which Foster's competes and an evaluation of growth opportunities. The review will also consider the optimal structure and operations of our wine business into the future.

77 Southbank Boulevard Southbank Victoria 3006 Australia GPO Box 753 Melbourne Victoria 3001
Tel 61 3 9633 2000 Fax 61 3 9633 2002 Foster's Group Limited ABN 49 007 620 886 www.fostersgroup.com

CEO resignation

The Foster's Board has also accepted the resignation of Chief Executive Officer, Trevor O'Hoy.

Appointed CEO in March 2004, Trevor O'Hoy has led Foster's through a period of significant structural and business change, including the acquisition of Southcorp Limited, the rationalisation of the company's manufacturing and logistics footprint and the divestment of significant non-core assets.

"It's been a privilege to devote my working life to Foster's and to lead a team of talented and passionate people through major change and significant challenge over the past four years", Trevor said. "It's now time to stand aside and allow the next generation of management to lead the business forward."

Trevor has agreed to stay on to facilitate an orderly transition until the appointment of his successor.

Chairman comments

Foster's Chairman, David Crawford said:

"Trading conditions have been tough and the continued strength of the Australian dollar has hit us hard.

"The reality is we did not execute the Southcorp integration as well as we expected and operating conditions are now more challenging.

"We must also recognise and acknowledge that we paid too much to acquire wine assets.

"We have been very open in saying wine returns are not acceptable and the Board is fully focused on delivering value for shareholders.

"Today we have recognised the direct financial impacts through revised guidance for our 2008 financial year earnings and write downs on the carrying value of global wine assets.

"Our challenge is to drive improved financial returns from wine and to exploit the growth potential of our leading portfolio of global wine brands.

"We have also instituted a broad ranging strategic review of our wine business focusing on where we compete today, how to capitalise on the growth characteristics of the category and the optimal structure and operation of our wine business into the future.

"The fundamentals of our business remain strong, however, we must grow in line with the categories in which we compete.

"The write downs are non-cash and we retain a robust financial position.

"We have a great Australian beer business that continues to deliver strong financial returns.

77 Southbank Boulevard Southbank Victoria 3006 Australia GPO Box 753 Melbourne Victoria 3001
Tel 61 3 9633 2000 Fax 61 3 9633 2002 Foster's Group Limited ABN 49 007 620 886 www.fostersgroup.com

"While we acknowledge that our performance in wine has been disappointing, there have been some notable performance highlights. Our innovation agenda has accelerated and our future innovation pipeline is very healthy.

"The ability of our business to generate outstanding sustainable cash flows remains strong.

"On behalf of the Board, I sincerely thank Trevor for his hard work and dedication throughout his 33 year career with the business.

"The Board will now begin a rigorous international search to identify a successor."

Further information:

Media

Troy Hey
Tel: +61 3 9633 2085
Mob: +61 409 709 126

Investors

Chris Knorr
Tel: +61 3 9633 2685
Mob: +61 417 033 623

END